FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA announces Unaudited Third Quarter 2011 Results

Mexico City, October 27, 2011—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, announced today its unaudited results for the third quarter of 2011.

Summary

ICA reported strong growth and operating performance in 3Q11, with double-digit growth in revenues and Adjusted EBITDA. The quarter marks the 15th quarter in a row where ICA has delivered year-over-year growth in both revenue and Adjusted EBITDA.   Results were further boosted by the completion of the sale of the Corredor Sur expressway in Panama and the transfer of two Public-Private Partnership (PPP) highways to our affiliate RCO.  These transactions are part of ICA’s active management of our portfolio of concessioned assets, and the proceeds will be used both to fund equity investments in other concessions under development as well as to strengthen our financial position.

The Corredor Sur concession was reclassified as a discontinued operation, and prior period results were restated for comparative purposes.

The following are highlights of the third quarter:

•	Total revenue grew 22% in 3Q11, led by Civil Construction and Concessions. Four of the five business segments reported growth.

•
Operating income increased 117% and Adjusted EBITDA increased 70% as a result of the growth in Concessions from the gain on sale of the two PPP highways to RCO for Ps. 440 million and solid growth in Civil Construction, Industrial Construction, and Airports. Excluding the gain on sale, the increase in consolidated operating income would have been 43% and the increase in Adjusted EBITDA 32% in 3Q11. (See “Other Notes” for definition of Adjusted EBITDA.)

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relación.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

•
There was an exchange loss of Ps. 1,460 million in the quarter, principally as a result of the effect of the depreciation of the peso on the valuation of our U.S. dollar corporate bond.  The loss does not represent a cash outflow, and the valuation will continue to fluctuate based on the exchange rate. ICA has hedged the first seven years interest payments, but not the principal amount which is due in 2021.

•	The sale of the Corredor Sur tollroad was recorded under Discontinued Operations, and contributed, after tax, Ps. 1,374 million to 3Q11 Net Income.

•
Net Income of Controlling Interest for 3Q11 reached Ps. 905 million as compared to Ps. 62 million in the prior year period. The strong increase in operating income and the gain on the Corredor Sur transaction more than offset the non-cash exchange loss.

•
Civil and Industrial Construction (81% of consolidated revenue and 45% of Adjusted EBITDA as of 3Q11) showed strong growth, principally as a result of the execution of projects such as the Rio de los Remedios highway, the Metro Line 12, and the clean fuels refinery upgrade projects. Margins in both segments improved because of the growth of revenue, a favorable mix of margins on certain projects, and operating efficiencies.

•
Construction backlog reached Ps. 39,413 million as of September 30, 2011, an increase of 13% as compared to December 31, 2010 and 17% as compared to September 30, 2010. The principal new projects were the extension of the Corredor Norte in Panama and an EPC contract for the Dos Bocas Marine Terminal in Mexico.

•
Concessions (7% of revenue, 36% of Adjusted EBITDA as of 3Q11) benefitted from increases in traffic volume on operational highways, and the gain on transfer of two PPP (Public-Private Partnership) highways to our affiliate RCO.

•
As of September 30, 2011, ICA Concessions is developing 16 projects, including nine highways, five water projects, and two social infrastructure projects. Of these, 10 are under construction, five are in full operation, and one is in partial operation.

•
Airports (6% of revenue, 15% of Adjusted EBITDA as of 3Q11) benefitted from increased traffic volume, higher passenger charges and fees for aeronautical services, and growth in non-aeronautical revenues. This segment operates 13 airports.

•
Housing development (6% of revenue, 4% of Adjusted EBITDA as of 3Q11) reported decreased revenues and Adjusted EBITDA as a result of a lower number of units sold, in an environment that continues to be challenging.

Investor Relations	www.ica.com.mx	2/23

Construction

Civil Construction

•	Effective January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment; prior period results have been restated for comparative purposes.

•
Civil Construction revenues increased 29% in 3Q11, led by increased work on the Rio de los Remedios highway, the construction of the Autovía Urbana Sur, and the construction of two social infrastructure projects under long term services provider contracts (SPCs).

•
The La Yesca hydroelectric project continues to advance, in line with its targeted completion date at the end of 2012.  During 3Q11, materials placement on the containment structure reached 95%, and the second phase of pouring the concrete surface started, which is required before starting to fill the reservoir.

•	Adjusted EBITDA increased 36% as compared to 3Q10, principally due to revenue growth and lower costs as a share of revenues.

•
Debt increased 26% as compared to December 31, 2010, largely due to additional drawings on the La Yesca credit facility. The La Yesca hydroelectric project accounted for 66% of Civil Construction debt and 26% of ICA’s total debt. As a financed public work, the debt increases as the execution of the project advances, and this is documented in certifications for completed work. Once the project is completed, these certifications are expected to be collected, and the La Yesca debt is expected to be repaid in full from payments made by the client.

Investor Relations	www.ica.com.mx	3/23

Industrial Construction

•
Revenues increased 11% compared to 3Q10 because of the execution of projects including the four clean fuels projects at the Salina Cruz, Madero, Cadereyta, and Minatitlán refineries, as well as the Fénix project for AHMSA.

•	Adjusted EBITDA reached Ps. 128 million in 3Q11, an increase of 333% as compared to 3Q10. The Adjusted EBITDA margin reached 10%.

Investor Relations	www.ica.com.mx	4/23

Construction Backlog

•
Construction backlog was Ps. 39,413 million as of September 30, 2011, equivalent to 15 months work at the average rate for the first nine months of 2011; 80% of backlog was for Civil Construction and 20% for Industrial Construction.

•	New contracts and contract additions totaled Ps. 6,973 million.

•
In Civil Construction, we executed a contract to design and extend the Corredor Norte highway in Panama as well as an amendment to increase the amount of the contract for the construction of the Rio de los Remedios highway in Mexico City.

•	In Industrial Construction, we signed a new Ps. 558 million EPC contract for the Dos Bocas Marine Terminal.

Investor Relations	www.ica.com.mx	5/23

Concessions

•
On August 24, 2011, ICA announced completion of the sale of the Corredor Sur concession to the Government of Panama.  On September 23, 2011, the transfer of the Queretaro-Irapuato and Irapuato-La Piedad highways to our affiliate Red de Carreteras de Occidente (RCO) was completed, resulting in an increase in our shareholding in RCO to 18.7% from 13.6%.

•
The results of Corredor Sur for the 2010 and 2011 periods, including the gain on sale, have been reclassified as Discontinued Operations and are not included in Operating Income or Adjusted EBITDA. (See the discussion in the section “Consolidated Results.”)  The results of the Queretaro-Irapuato and Irapuato-La Piedad highways are included in the Concessions segment results through the date of sale. The Ps. 440 million gain on sale of these assets is included as Other Income.  Excluding the effect of the sale of these two highways, the Adjusted EBITDA of Concessions would have been Ps. 271 million, an increase of 4% over 3Q10, with an Adjusted EBITDA margin of 35%.

•
Average Daily Traffic Volumes (ADTV) on consolidated highways increased 43% in 3Q11. ADTV on the Acapulco Tunnel decreased 10%, because of the decrease in tourism and local events that affected traffic. The Mayab highway had a 1% increase in traffic. Traffic on the Rio de Los Remedios reflects the partial operation on segments 1 and 2; segment 3 continues to be under construction.

•
Concessions revenues increased 43% compared to 3Q10. The largest part of the increase resulted from the Queretaro-Irapuato PPP highway which was not operational the prior year period, and revenues on the Del Mayab tollroad increased 30% as a result of toll increases and higher traffic.

•	Adjusted EBITDA increased 172% in 3Q11, reaching Ps. 711 million. The increase was principally the result of the gain on sale of the two PPP highways.

•
During the quarter, two special purpose subsidiaries placed Ps. 7,100 million in bonds in the Mexican market with a term of 20.8 years to finance the construction of the two SPC social infrastructure projects. The bonds are secured by the collection rights under the SPC agreements. This landmark placement, which was rated AAA in the domestic market, signals the first securities issuance for greenfield infrastructure projects in Mexico. The proceeds of the bond placements will be used in the coming months to finance the construction of the SPC projects, which are expected to start operation in 3Q12.

•
Concessions segment debt increased 75% as compared to December 31, 2010, as a result of the SPC bonds issuance and drawings on financings for other projects that are in the construction phase.  The increase in cash reflects the unused balance of the SPC bonds.

Investor Relations	www.ica.com.mx	6/23

Operating Concessions information

Investor Relations	www.ica.com.mx	7/23

Airports

•
Passenger traffic increased 1.9% in 3Q11, reflecting the stabilization of the aeronautical transport sector. The NH Terminal 2 Hotel increased its average occupancy rate to 85.3% in 3Q11 from 70.7% in 3Q10.

•	Total revenue increased 3% to Ps. 686 million. The sum of aeronautical and non-aeronautical revenues grew 13%.

•	Aeronautical revenues increased 11% as a result of the increase in traffic and an increase in passenger charges and tariffs for other services which became effective April 2011.

•
Non-aeronautical revenues grew 21%, principally as the result of the increased occupancy rate of the NH Terminal 2 hotel in the Mexico City International Airport, and commercial and advertising initiatives in the 13 airports. Non-aeronautical revenue per passenger increased 19%.

•
Adjusted EBITDA increased 102% to Ps. 303 million in 3Q11, compared to Ps. 150 million in 3Q10 as a result of the growth in revenues and the provision for doubtful accounts for Grupo Mexicana de Aviación in 3Q10.

The Airports segment includes Grupo Aeroportuario del Centro Norte (OMA), Aeroinvest, and Servicios de Tecnología Aeroportuaria (SETA). The earnings report of OMA, which is the operating company in the Airports segment, can be found at http://ir.oma.aero. Those results differ from the ones presented here as a result of consolidation effects.

Investor Relations	www.ica.com.mx	8/23

Housing Development

•	Housing units sold in Mexico reached 1,787 units, a reduction of 3% compared to the prior year period, as a result of lower sales volume in the traditional and low income segments of the market.

•
Housing revenues and Adjusted EBITDA decreased 5% and 16%, respectively, as a result of the reduction in units sold; in addition, there were sales of land in 3Q10. Revenues of ViveICA represent 77% of the revenues of the Housing Development segment, and Los Portales in Peru the balance.

•	At the end of 3Q11, ViveICA had 28 projects underway in 12 states in Mexico. ViveICA’s land reserve as of September 30, 2011 was 1,644 hectares, equivalent to 86,778 homes.

Investor Relations	www.ica.com.mx	9/23

Consolidated Results

•	Revenues increased 22% to Ps. 11,424 million in 3Q11. Civil Construction accounted for 87% of the growth and Concessions for 11%.

•
Cost of sales increased 22%, in line with revenues, and was the equivalent of 85% of revenues. Cost of sales also includes interest expense on financed projects in Civil Construction, Industrial Construction, Concessions, and Housing.

•
Selling, general, and administrative expenses were Ps. 855 million, and were 7.5% of revenue as compared to 7.2% in 3Q10. The increase reflected increased promotional and administrative expenses, as well as the increase in the level of activity.

•	Other Income includes principally the Ps. 440 million gain on sale of the two PPP highways to our affiliate RCO.

•
Operating income was Ps. 1,295 million in 3Q11, an increase of 117%, with an operating margin of 11.3%. Excluding the effect of the gain on sale of the two PPP highways to RCO, the increase would have been 43% with an operating margin of 7.5%.

•
Adjusted EBITDA was Ps. 1,941 million, an increase of 70% over 3Q10. Civil Construction contributed 45% of Adjusted EBITDA in 3Q11, Concessions 36%, Airports 15%, and Housing the rest. The Adjusted EBITDA margin was 17.0% in 3Q11 as compared to 12.2% in 3Q10. Excluding the gain on sale of the two highways to RCO, the increase would have been 32% with an Adjusted EBITDA margin of 13.1%.

~~•~~
Comprehensive financing cost was Ps. 2,063 million, including an exchange loss of Ps. 1,460 million. The exchange loss was principally the result of the depreciation of the Mexican peso relative to the U.S. dollar and its effect on our US$500 million corporate bond due 2021, and is not a cash outflow.  The exchange rate used for the preparation of the accounts was Ps. 13.813 (buy) / 13.877 (sell) per dollar, as compared to Ps. 11.719 in 2Q11.

Investor Relations	www.ica.com.mx	10/23

•	Share of income (loss) of unconsolidated affiliates was a loss of Ps. 48 million, principally as a result of our participation in our RCO tollroad affiliate.

•	Income before discontinued operations was a loss of Ps. 409 million in 3Q11, principally because of the exchange loss discussed above.

•	Taxes were a credit of Ps. 407 million, reflecting the loss on continuing operations before taxes resulting from the exchange loss. This amount does not represent a cash inflow.

•
Discontinued operations generated income of Ps. 1,374 million in 3Q11, reflecting the gain after taxes and transaction expenses of the sale of the Corredor Sur expressway in Panama, as well as the net income generated by the Corredor Sur in the months of July and August 2011.

•	Consolidated net income was Ps. 965 million in 3Q11, an increase of 10%.

•	Net income of the controlling interest was Ps. 905 million.

-	Earnings per share were Ps. 1.49.

-	Earnings per ADS were US$ 0.43.

Debt

•
Total debt as of September 30, 2011 was Ps. 47,440 million. The increase of Ps. 17,127 as compared to December 31, 2010 is the result of: i) debt for the construction of infrastructure projects which have as their source of repayment the future cash flows to be generated by each project (change of Ps. 7,341 million); ii) the issuance of parent company debt earlier in 2011, of which 54% was used to prepay other obligations (change of Ps. 7,207 million); iii) debt of the La Yesca hydroelectric project, repayment for which is conditioned on the approval of certifications for work performed, and which is expected to be collected upon the delivery of the project (change of Ps. 3,770 million).

•	Of total debt, 75% corresponds to Civil Construction and Concessions.

Investor Relations	www.ica.com.mx	11/23

•
Approximately 66% of Civil Construction debt is for the La Yesca hydroelectric project. The La Yesca debt is expected to be paid at the end of 2012 upon completion of the project. The remaining Civil Construction debt corresponds to working capital lines for projects in execution and is expected to be paid as collections are made on each project.

•
Concessions debt consists of structured project finance credits whose source of repayment are the cash flows to be generated by each project once it starts operation. Of the total Concessions debt, 75% corresponds to projects under construction, and 25% corresponds to the three consolidated operating concessions.

•
Our debt at the holding company level and in the Housing, Airports, and Industrial Construction segments accounts for 25% of total debt and is used to finance working capital on projects in execution and for long term investments. The cash flows of each segment and the dividends paid to the parent company are the source of payment for these loans.

•	61% of debt is bank debt and 39% is securities debt.

•
12% of debt as of 3Q11 was short-term. In 2012, this share will increase as the La Yesca loans (26% of total debt as of September 30, 2011) will continue to increase as work is executed and will become short term as this project moves toward expected completion and payment.

•
45% of debt is denominated in foreign currency, principally U.S. dollars. This includes principally the 10-year US$500 million corporate bond and the debt of the La Yesca hydroelectric project that will be paid by the client upon on completion of the project.

•	ICA’s policy is to contract financing for projects in the same currency as the source of repayment. In addition, the Company uses financial derivatives to reduce exchange and interest rate risks.

•	ICA expects to continue to be active in the capital markets to finance projects that generate value for the company.

•
Cash balances as of September 30, 2011 reached Ps. 13,361 million, an increase of 9,125 million, principally from the proceeds of the SPC financings described above. Net debt reached Ps. 34,079 million.

Investor Relations	www.ica.com.mx	12/23

Share Repurchases

Using the Ps. 1,000 million share purchase reserve approved by the 2011 Shareholders’ Meeting, ICA purchased. 40,989,000 shares from July 1 through October 14, 2011, at an average price of Ps. 19.44 per share.  ICA purchased 34,419,000 shares in 3Q11 and 6,570,000 shares between October 1 and October 14, 2011.

Current Developments

In August 2011, ICA signed an amendment to its concession agreement with the Ministry of Communications and Transportation (SCT) to construct an extension of the Del Mayab consortium tollroad. The amendment includes the construction, operation, exploitation, conservation, and maintenance of a 54 km expansion of the Kantunil-Cancún highway to Playa del Carmen and extends the term of the concession by up to 30 years, or to the year 2050. The expansion of the highway will require an estimated investment of approximately Ps. 1,900 million.

Conference Call Invitation

ICA’s conference call will be held on Friday, October 28, at 10:00 am Eastern Time (9:00 am Mexico City time). To participate, please dial toll-free 1-877-941-1427 from the U.S. or 1-480-629-9664 internationally. The conference ID is 4478498. The conference call will be Webcast live through streaming audio and available on ICA’s website at http://www.ica.com.mx/ir

A replay will be available until November 4, 2011 by calling toll-free 1-877-870-5176 from the U.S. or 1-858-384-5517 internationally, using conference ID 4478498.

Investor Relations	www.ica.com.mx	13/23

Consolidated Financial Statements

Investor Relations	www.ica.com.mx	14/23

Investor Relations	www.ica.com.mx	15/23

Empresas ICA, S.A.B. de C.V.
Statement of Cash Flows

Ps. million	Jan 1 - September 30 2010	2011
Operating Activities		
Income before taxes	**758**	**31**
Items related to investing activities	**950**	**632**
Depreciation and amortization	787	935
Share in loss of associated companies	102	91
Other	61	(394)
Items related to financing activities	**1,469**	**4,469**
Interest expense	1,332	1,574
Unrealized exchange rate fluctuation	(334)	2,529
Valuation of derivative financial instruments	472	366
Resources used in operations	**(6,895)**	**(10,670)**
Net flow from operating activities	**(3,717)**	**(5,537)**
Investing activities		
Acquisition of businesses	(116)	(10)
Acquisition of real estate, machinery and equipment	(475)	(193)
Acquisition of other long term assets	(1,963)	(2,123)
Sale of real estate, machinery and equipment and other investments	35	3,254
Other	192	46
Net flow from investing activities	**(2,327)**	**973**
Financing activities		
Borrowings	10,252	23,264
Debt payments	(3,148)	(6,786)
Interest expense	(1,022)	(1,589)
Decreases in minority interest	(172)	37
Share repurchases	0	(896)
Financing for financial derivatives	(447)	(360)
Other	(118)	(19)
Net cash flow from financing activities	**5,344**	**13,652**
Net change in cash and cash equivalents	**(701)**	**9,088**
Adjustments in cash flow for exchange variations	(80)	77
Cash and cash equivalents at beginning of period	4,511	4,196
Cash and cash equivalents at end of period	**3,730**	**13,361**

Investor Relations	www.ica.com.mx	16/23

Investor Relations	www.ica.com.mx	17/23

Investor Relations	www.ica.com.mx	18/23

Annexes

Backlog

As of September 30, 2011		Amount (Ps. Millon)	Estimated Completion Date	Total Contract	Currency[(1)]	Project Progress (%)
Civil Construction	**80%**	**31,567**				
Mitla Tehuantepec Highway		5,567	4Q14	5,567		0
Autovia Urbana Sur		4,151	1Q13	5,366		23
SPC Sonora		3,269	3Q12	3,796		14
SPC Jalisco		3,261	3Q12	3,749		13
Eastern Discharge Tunnel		3,923	1Q13	6,869		43
Agua Prieta Water Treatment Plant		2,082	3Q13	2,211		6
Atotonilco Water Treatment Plant		1,247	1Q13	1,761		29
El Realito Aqueduct		1,015	2Q13	1,042		2
H.P. La Yesca		983	4Q12	13,271	USD	91
Northern Interceptor Tunnel Rio Medellin		909	4Q13	933	USD	2
Panama Canal, PAC-4		904	3Q13	1,569	USD	42
Puebla Interchange		516	2Q12	670		23
Rodio Kronsa		466	NA	-	EUR/ USD	NA
Nuevo Necaxa - Tihuatlán Highway		450	3Q12	3,624		67
La Piedad Bypass		232	2Q12	1,312		82
Río Verde Cd Valles		194	1Q12	2,634		93
Metro Line 12		170	2Q12	11,131		98
Other Civil Construction Projects		2,227				
Industrial Construction	**20%**	**7,846**				
Salina Cruz Clean Gasoline Plant		1,859	3Q13	2,446	USD/ MXN	24
Madero Clean Gasoline Plant		1,347	2Q13	2,437	USD/ MXN	45
Minatitlán Clean Gasoline Plant		1,306	3Q13	1,661	USD/ MXN	21
Cadereyta Clean Gasoline Plant		868	1Q13	1,845	USD/ MXN	53
AHMSA		884	4Q12	2,706	USD/ MXN	67
Other Industrial Construction Projects		1,207				
Total		**39,413**				

(1) Only projects in foreign currency identified; all other projects in mexican pesos

Investor Relations	www.ica.com.mx	19/23

Concession Portfolio

Other Concessioned Projects, Operating Information

Housing Units Sold in Mexico

Investor Relations	www.ica.com.mx	20/23

Notes and disclaimers

The unaudited financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS. Balance sheet figures for September 30, 2011 are presented compared to balances as of December 31, 2010.

Adoption of International Financial Reporting Standards:
The Board of Directors approved early adoption of International Financial Reporting Standards (IFRS) together with the amendments and interpretations issued by the International Accounting Standards Board (IASB), starting with the year ending December 31, 2011.

As a result, the financial statements for the year ended December 31, 2010 were the last statements to be prepared in accordance with Mexican Financial Reporting Standards (MFRS). The first financial statements that will be prepared in accordance with IFRS are those for the year ending December 31, 2011, with January 1, 2010 as the start of the transition to IFRS. Consequently, the financial statements as of September 30, 2011 have been prepared in accordance with IAS 34 “Interim Financial Statements.” The rules for the initial adoption of IFRS are set forth in IFRS 1 “First Time Adoption of International Financial Reporting Standards.”

In the preparation of the consolidated financial statements for 2011, there have been some modifications to the accounting and valuation methods used in the preparation of the financial statements prepared under MFRS. In the preparation of the interim financial statements for the period ended September 30, 2010, including the Consolidated Income Statement and the Statement of Changes in Shareholders’ Equity, the transition rules have been applied to the amounts previously reported in accordance with MFRS. Those financial statements have been restated for comparative purposes under IFRS with effect from the date of the transition.

Investor Relations	www.ica.com.mx	21/23

Other Notes

Grupo Rodio Kronsa: Effective January 1, 2011, the results of Grupo Rodio Kronsa are included in the Civil Construction segment, given their relatively small weight in the overall consolidated results. Prior period results have been reformulated for comparison purposes.

Unaudited financials: Financial statements are unaudited statements.

Prior period comparisons: Unless stated otherwise, comparisons of operating or financial results are made with respect to the comparable prior-year period, or balances as of December 31, 2010.  Percentage changes are calculated with respect to the actual numbers.

Percentage changes: Are calculated based on actual amounts.

Adjusted EBITDA: Adjusted EBITDA is not a financial measure computed under IFRS and should not be considered an indicator of financial performance or free cash flow. We define Adjusted EBITDA as net income of controlling interest plus (i) net income of non-controlling interest, (ii) discontinued operations, (iii) income taxes, (iv) share in net income of affiliates, (v) net comprehensive financing cost, (vi) depreciation and amortization, and (vii) net interest expense included in cost of sales. Our management believes that Adjusted EBITDA provides a useful measure of its performance, supplemental to net income and operating income, because it excludes the effects of financing decisions, non-controlling shareholdings, and other non-operating items. The calculation of Adjusted EBITDA is also provided as a result of requests from the financial community and is widely used by investors in order to calculate ratios and to make estimates of the total value of our company in comparison to other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies and are relevant measures under one or more of our or our subsidiaries’ financing agreements.

Financial Derivative Instruments: ICA enters into financial derivative contracts in the subsidiaries where projects are located solely in order to reduce the uncertainty on the returns on projects. The instruments contracted are established on a notional amount. Interest rate derivatives are used in order to fix maximum financial costs. Exchange rate derivatives are contracted in order to reduce the exchange risk on projects that incur labor and materials costs in a currency different from the currency of the financing of the project. ICA contracts its financings in the same currency as the source of repayment. ICA has a policy of not contracting derivatives for speculative purposes.

From an accounting perspective, there are two classifications for derivative instruments. “Hedging financial instruments” must meet the specific requirements established in IFRS. Other derivative financial instruments that do not meet IFRS requirements for hedge accounting treatment are designated as trading derivatives.

ICA values all derivatives at fair value. Fair value is based on market prices for derivatives traded in recognized markets; if no active market exists, fair value is based on other recognized valuation methodologies in the financial sector, validated by first party experts, and supported by sufficient, reliable, and verifiable information.

Fair value is recognized in the balance sheet as an asset or liability, in accordance with the rights or obligations derived from the contracts executed and in accordance with accounting norms.  For hedging derivatives, changes in fair value are recorded temporarily in other comprehensive income within stockholders’ equity, and are subsequently reclassified to results at the same time that they are affected by the item being hedged. For trading derivatives, the fluctuation in fair value is recognized in results of the period as part of Comprehensive Financing Cost.

Investor Relations	www.ica.com.mx	22/23

Glossary

ADTV: Average Daily Traffic Volume is the number of vehicles that pass in either direction by a determined point in the highway during a 24 hour period.

Concessions Revenue is composed of the following:

Operating revenue from concessions: includes tolls and fee payments from the government for the availability of PPP roads and or tariffs based on traffic volume, according to the type of concession.
Operations and maintenance: revenue from the provision of services for operating and maintaining highways for non-consolidated affiliates.
Financial income: the revenue associated with financing
Construction: the revenue recognized by the concessionaire for costs that are not attributable to the construction company.

SPC: Services Provider Contract. Long-term contract for the provision of services to the Ministry of Public Security, which includes the construction and operation of social infrastructure.

RCO: Red de Carreteras de Occidente, S.A.P.I.B. de C.V.  An unconsolidated affiliate of ICA. The company’s principal activity is to operate, maintain, conserve, and exploit the highways that make up the FARAC 1 package of tollroads, as well as to construct, operate, maintain, conserve, and exploit the Expansion Works, in accordance with the Concession Agreement with the federal Government, acting through the Ministry of Communications and Transportation.

PPP: Public-Private Partnership is a legal mechanism that enables a private sector company to provide services to the federal, state, or municipal government clients through fixed term licenses, generally from 20 to 40 years, to finance ,construct, establish, operate, and maintain a public means of transportation or communication.  The client’s payment consists of a fixed payment for the availability of the highway together with a minimum shadow tariff based on traffic volume.

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

Investor Relations	www.ica.com.mx	23/23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer